Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179687

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated June 13, 2012)

29,174,957 Shares of Common Stock

This prospectus supplement no. 2 supplements the prospectus dated June 13, 2012, relating to the offering of up to 29,174,957 shares of our common stock that were issued to selling stockholders in connection with a recapitalization of Dune Energy, Inc.’s capital structure.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on August 9, 2012.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On August 13, 2012, the closing price of our common stock on the bulletin board was $2.00.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 8, 2012

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On August 8, 2012, Dune Energy, Inc. (the “Company”) issued a press release providing an update on oil and gas reserves information. A copy of the press release dated August 8, 2012 is attached hereto and is incorporated herein.

On August 8, 2012, the Company posted an investor presentation to its website discussing, among other things, the business and affairs of the Company. The investor presentation is available on our website at http://www.duneenergy.com.

The information included in this Item 7.01 and Exhibit 99.1 to this Current Report on Form 8-K shall not be deemed “filed” for the purposes of or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless expressly incorporated into a filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act made after the date hereof, the information contained in this Item 7.01 and Exhibit 99.1 hereto shall not be incorporated by reference into any or our filings, whether made before or after the date hereof, regardless of any general incorporation language in any such filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit	Name of Document

Exhibit 99.1	Press release dated August 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: August 9, 2012	By:	/s/ James A. Watt
	Name:	James A. Watt
	Title:	Chief Executive Officer

Exhibit Index

Exhibit	Name of Document

Exhibit 99.1	Press release dated August 8, 2012.

Exhibit 99.1

News Release

For Immediate Release

Investor Contact:

Steven J. Craig

Sr. Vice President Investor Relations and Administration

713-229-6300

DUNE ENERGY, INC. ANNOUNCES MID-YEAR PROVED RESERVES INCREASE 21.5% TO 16.1 MMBOE FROM YEAR END 2011

Houston, Texas, August 8, 2012 – Dune Energy, Inc. (OTCBB:DUNR) today announced their mid-year proved oil and gas reserves increased from 13.1 MMBOE at year-end 2011 to 16.1 MMBOE at June 30, 2012 or a 21.5% increase.

Mid-Year 2012 Reserves

Total proved reserves at June 30, 2012 were 7,012 Mbbl and 54,420 MMcf or 16,082 MBOE. This proved reserve base was 46% oil. Proved Developed Producing (PDP) reserves were 2,216 Mbbl and 15,719 MMcf or 4,836 MBOE. Proved Developed Non-Producing (PDNP) reserves were 1,630 Mbbl and 15,172 MMcf or 4,159 MBOE. Proved Undeveloped (PUD) reserves were 3,166 Mbbl and 23,529 MMcf or 7,087 MBOE. PDP reserves represented 30.1% of the total reserves, PDNP represented 25.9% of the total reserves and PUD represented 44.0% of the total reserves. PV@10% value, using SEC guidelines of the proved reserves, was $309.1 million. This calculation was based on the unweighted average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period ($110.37 per barrel and $3.37 per Mcf.) This value was up almost 24% from year-end values using essentially similar oil prices but approximately 24% lower gas prices.

Probable reserves were 960 Mbbl and 12,658 MMcf or 3,070 MBOE. Possible reserves were 2 Mbbl and 4,132 MMcf or 691 MBOE. PV@10% value using the same criteria as above is $75.4 million and $1.0 million respectively.

This report was prepared by DeGolyer and MacNaughton in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X under the Securities Act of 1933, as amended. DeGolyer and MacNaughton also prepared a report based on escalated prices of $98.48 per barrel and $4.660 per Mcf which did not result in a material difference in either PV@10% value or total reserves.

These updated reserve amounts and values have been incorporated into our August investor presentation available on our website at www.duneenergy.com.

Year-End 2011 Reserves

Total proved reserves were 5,654 Mbbl and 45,523 MMcf or 13,241 MBOE. This proved reserve base was 43% oil. Proved Developed Producing (PDP) reserves were 2,341 Mbbl and 15,834 MMcf or 4,980 MBOE. Proved Developed Non-Producing (PDNP) reserves were 1,179 Mbbl and 14,611 MMcf or 3,614 MBOE. Proved Undeveloped (PUD) reserves were 2,135 Mbbl and 15,079 MMcf or 4,648 MBOE. PDP reserves represented 37.6% of the total reserves, PDNP represented 27.3% of the total reserves and PUD represented 35.1% of the total reserves. PV@10% value, using SEC guidelines of the proved reserves, was $249.9 million. This was based on the unweighted average of the first-day-of-the-month price for each month within the 12 month period prior to the end of the reporting period ($108.17 per barrel and $4.45 per Mcf.)

Probable reserves were 534 Mbbl and 3,650 MMcf or 1,142 MBOE. Possible reserves were 1 Mbbl and 3,657 MMcf or 611 MBOE. PV@10% value using the same criteria as above was $36,356 and $2,367 respectively.

Production for the first half of 2012 was 204.6 Mbbl and 1,529 MMcf or 459 MBoe. During the first half of the year drilling operations at Garden Island Bay in the SL 214 #917 and SL 214 #915 ST moved approximately 500 MBOE from the PUD category to the PDP or PDNP category. This drilling combined with a number of smaller workovers in various fields and minor revisions resulted in the sum of our PDP and PDNP reserves going up slightly from year end 2011 of 8,594 MBOE to 8,884 MBOE at June 30, 2012. The major upward change in our reserves occurred in the PUD category where reserves increased from 4,648 MBOE to 7,088 MBOE or a 52.4% increase. Essentially all of this increase occurred in our Leeville field as a result of a detailed 3-d Seismic and Engineering study which identified an additional 20 PUD locations within the field. We anticipate commencing drilling activity on the new PUD locations in the third quarter of the year.

Mid-Year Redetermination of Borrowing Base

We have submitted our new reserve report to the administrative agent for our revolving credit facility, in connection with the required semi-annual redetermination of our borrowing base under that facility. As part of that redetermination, we have initiated discussions regarding an amendment to one of the negative covenants in the credit agreement, which prohibits us from allowing, as of the last day of any fiscal quarter, our ratio of Total Debt (as of such day) to EBITDAX (for the immediately preceding four fiscal quarters ending on such day) to be greater than 4.0 to 1.0. We are in compliance with this covenant, however, our projections indicate that drawing down an amount sufficient to fully fund our capital spending contemplated in this latest reserve report, could cause us to exceed the 4.0 to 1.0 limit on this ratio and thus fail to comply with this financial covenant at the end of the third quarter of 2012. If we fail to reach an agreement with our bank lenders regarding an amendment to this financial ratio covenant that would increase the certainty of full access to the borrowing base, we may need to defer capital spending anticipated in this new reserve report along with exploration spending. Alternatively, we may seek other sources of capital including joint ventures in order to execute the plan contemplated in the reserve report and our anticipated exploration spending.

James A. Watt, President and CEO of the company stated, “Our drilling activity allowed us to move significant reserves from a PUD category to either PDP or PDNP. The Leeville field study has set up the potential for a significant increase in reserves and production later in 2012 and into 2013. Our challenge is to determine the best way to exploit these opportunities as quickly as possible to add value for our shareholders recognizing the constraints of our cash flow, availability under our revolver and negative covenants of our credit agreement.”

Click here for more information: http://www.duneenergy.com/news.html?b=1683&1=1

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.’s projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company’s projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune’s Annual report on Form 10-K filed with the U.S. Securities and Exchange Commission.